As filed with the Securities and Exchange Commission on July 15, 2003



                                    FORM 6-K

                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934
                           For the month of July 2003



                                    TELE2 AB
                 (Translation of registrant's name into English)

                                  Skeppsbron 18
                                    Box 2094
                                S103 13 Stockholm
                                     Sweden
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F...X...                                  Form 40-F......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes......                                         No...X....


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..............................N/A................................................

                                                           FOR IMMEDIATE RELEASE
                                                                    14 July 2003


                 TELE2 LAUNCHES ITS FOURTH GSM NETWORK IN RUSSIA



New York and Stockholm - Tele2 AB, ("Tele2"), (Nasdaq Stock Market: TLTOA and TLTOB and Stockholmsborsen: TEL2A and TEL2B), the leading alternative pan-European telecommunications company, today announced that on 12 July, in Kemerovo Region in South Western Siberia, it officially launched its fourth Russian GSM-network under the Tele2 brand.

The population covered by the GSM-license in the Kemerovo Region is 3 million and the region's mobile penetration is approximately 7%. Tele2 is the third mobile operator to launch GSM-services in the region. Kemerovo Region, which is home to the largest coal deposit on earth, is highly industrialized with over 87% of people living in urban areas. As in Irkutsk, Rostov and St Petersburg, the GSM-network in Kemerovo was launched based on the GSM1800 standard, having similar coverage per base station as the GSM900 standard by using a phased array antenna solution from Radio Components.

Lars-Johan Jarnheimer, CEO of Tele2 said; "The GSM-launch in the Kemerovo Region follows on from our successful launches in Irkutsk, Rostov and St Petersburg. Russia represents a great opportunity for us, as the Russian mobile market offers substantial growth potential, particularly in the less well penetrated areas like Kemerovo".


Tele2 AB, formed in 1993, is the leading alternative pan-European telecommunications company offering fixed and mobile telephony, data network and Internet services under the brands Tele2, Tango and Comviq to over 17.7 million people in 22 countries. Tele2 operates Datametrix, which specializes in systems integration, 3C Communications, providing integrated credit card processing, web payment solutions and public payphones; Transac, providing billing and transaction processing service; C(3), offering co-branded pre-paid calling cards and Optimal Telecom, the price-guaranteed residential router device. The Group offers cable television services and, together with MTG, owns the Internet portal Everyday.com. The Company is listed on the Stockholmsborsen, under TEL2A and TEL2B, and on the Nasdaq Stock Market under TLTOA and TLTOB.


CONTACTS
--------

Lars-Johan Jarnheimer                              Telephone:  + 46 8 562 640 00
President and CEO, Tele2 AB


Andrew Best/ Dwayne Taylor                         Telephone:  + 44 20 7321 5022
Investor enquiries

                 Visit us at our homepage: http://www.Tele2.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



TELE2 AB



By:   /s/ Hakan Zadler
      ----------------
Name:
Title:




Date:    July 15, 2003